

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

December 18, 2008

Advantage Announces Montney Reserves Update at Glacier, 2009 Guidance, Adjusted Distribution and Hedging Update

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – December 18, 2008 - Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce a reserve and operational update for our Montney natural gas play at Glacier where the Fund will have incurred approximately $92 million of capital expenditures in 2008 evaluating the resource potential in this area.

Highlights of the Glacier update include:

➢ Significant increase in Proven and Probable reserves at Glacier by 313% to 38.6 million boe

➢ Increased land holdings during 2008 to 94 sections of contiguous land at an average working interest of 91%

➢ Production to commence in Q2 2009 at an anticipated rate of 20 to 25 mmcfd from a successful horizontal and vertical drilling program

➢ Over 400 horizontal drilling locations have been identified on approximately 50 sections of land based on drilling results to date. The Fund is in the initial planning stages to accommodate future facilities expansion to 100 mmcfd of natural gas production

The Fund is planning a conservative approach for 2009 recognizing the uncertainties created by ongoing volatility in commodity prices and financial markets. The Fund has taken a number of steps to preserve financial flexibility and to continue the development of our extensive Montney land block at Glacier as well as other key properties. These steps include the reduction of our 2009 capital expenditure level to a range of $100 to $130 million (down from approximately $250 million in 2008) and a reduction of our monthly cash distribution to $0.08 per unit. In addition, we have entered into additional crude oil and natural gas hedges and our maximum hedging period has been extended from 18 months to 24 months.

Glacier Montney Reserves Increased by 313% to 38.6 Million BOE in 2008

Advantage achieved significant results from our 2008 drilling and development program at our Glacier property in northwest Alberta where the Fund has commenced the development of its extensive Montney natural gas resource play. Advantage engaged our independent qualified reserves evaluator Sproule Associates Ltd. ("Sproule") to update the reserves analysis for our Glacier property in accordance with National Instrument 51-101 and the COGE Handbook.

<u>Glacier Reserves Highlights</u>

• Proven and probable reserves at November 30, 2008 increased by 313% from 9.3 million boe to 38.6 million boe and proven reserves increased by 466% from 2.9 million boe to 16.7 million boe as compared to the December 31, 2007 Sproule report.

• Based on Sproule's reserves assignment at Glacier, the proven and probable reserves additions of 29.3 million boe represents 2.5 years of our annual corporate production.

- Sproule estimates the net present value (NPV) of the reserves to be $260.9 million on a proven & probable basis and $91.1 million on a proven basis (NPV, before tax at a 10% discount rate) calculated using Sproule's November 2008 price forecast.
- Sproule assigned reserves to 31 sections of land out of our current total land holdings of 93.6 sections. Continued delineation drilling in the future will provide information to help access the potential of the remaining undeveloped lands.
- Sproule's reserve assignment is based on an average horizontal well density of 2.4 gross wells per section. We presently have regulatory approval to drill up to 8 wells per section (4 wells in the Upper Montney and 4 wells in the Lower Montney).
- Capital expenditures at Glacier in 2008 are anticipated to be $92 million of which $53 million have been directed to drilling and completion activities, $22 million to facilities, pipelines and infrastructure development and $17 million to acquisition of undeveloped land.

Proven and Probable Reserves Reconciliation - Working Interest at November 30, 2008

	Natural Gas (bcf)	Oil + NGL (mbbl)	Total (mmboe)	Before Tax NPV at 10% Discount Rate (Million $)
December 31, 2007 Sproule Evaluation	53.2	479.1	9.3	$ 48.9
2008 Change	170.7	835.9	29.3	$ 212.0
November 30, 2008 Sproule Evaluation	223.9	1,315.0	38.6	$ 260.9
Land value				
Advantage internal estimate @ $4,200/ha				$ 63.0
Total Glacier value				$ 323.9

   i)   Sproule's reserve assignment was allocated to a total of 92 gross wells/locations in the Montney zone (57 Upper Montney wells/locations, 26 Lower Montney wells/locations and 9 wells/locations completed in both the Upper and Lower Montney) as well as 21 wells/locations in other horizons which include Dunvegan, Bluesky, Nikanassin and Halfway.

   ii)   A total of 74 gross horizontal wells/locations and 18 vertical wells/locations were assigned reserves in Montney.

   iii)   Future capital associated with Sproule's incremental proven and probable reserves assignment increased by $304 million to $432 million

   iv)   Using the December 31, 2007 and the November 30, 2008 Sproule price forecast

Glacier Operational Update

- A total of 7 gross (5.7 net) horizontal and 9 gross (8.6 net) vertical wells have been drilled by Advantage in 2008. In addition, there are 15 pre-existing wells that were drilled on our acreage by other operators that fully penetrated the Upper and Lower Montney zones. Information provided by these wells greatly expands our geological control and will guide our delineation drilling of the property.
- Four horizontal wells (2.7 net) have been tested to date with flow rates of 2.5 to 7.5 mmcfd (417 to 1,250 boe per day) from three tests in the Upper and one in the Lower Montney. These rates are very comparable to results achieved by offsetting operators in the adjacent Swan Lake and Tupper Fields.

- Well testing results from 6 vertical delineation wells in 8 intervals (6 Upper Montney and 2 Lower Montney) confirmed commercial productivity which has set up additional horizontal locations. Based on drilling results to date, we estimate that there are in excess of 400 future horizontal drilling locations on approximately 50 sections of land in the Upper and Lower Montney based on 4 wells per section per zone. Further delineation drilling will be required to evaluate the remaining 43.6 sections.

Facilities Infrastructure

- Facilities and pipeline expansion now in progress include a 22.5 kilometer pipeline and additional compression facilities to increase production capacity to approximately 25 mmcfd (4,167 boe per day). We anticipate that production from these facilities will be on-stream during the second quarter of 2009.
- Additional pipeline and compression construction, which will increase our facility capacity to over 50 mmcfd, is in the initial planning stages. Our design approach provides future flexibility and access to multiple natural gas sales points in order to accommodate expansion to more than 100 mmcfd.

Land Sales

- During 2008, numerous land sales occurred within and around our Glacier land block. Advantage spent a total of $17 million to acquire 14.5 gross (12.5 net) sections of strategic land all of which directly offset our initial land holdings. At present, our Glacier land block contains 93.6 gross (85.5 net) sections at an average working interest of 91%.
- We estimate the value of our undeveloped land holdings at $63 million using an average land purchase value of $4,300 per hectare based on recent land sales.

Go-Forward Plans

- Approximately $51 million of our 2009 capital budget will be directed to the continued development of Glacier. Capital expenditures will include $39 million for drilling and completions and $12 million for facilities and infrastructure activity.
- Our 2009 objective is to continue horizontal drilling and facility development to increase production and to conduct additional delineation drilling to further evaluate our land block. The Fund is targeting initial production rates of 20 to 25 mmcfd during the second quarter of 2009. Additional capital expenditures may be undertaken to further increase production depending upon commodity prices.
- We are confident that further drilling will continue to add additional reserves on our existing acreage and we expect to ramp up production in 2010 to over 50 mmcfd subject to commodity prices. As indicated, our pipeline connections will allow us to transport up to 100 mmcfd after further expansion and modification to our existing facilities.

2009 Guidance

The Board of Directors of Advantage has approved 2009 Guidance as follows:

- Annual production in 2009 of 30,800 to 32,800 boe per day with a 65% natural gas weighting
- Operating costs are estimated to be $13.95 to $14.45 per boe
- Royalty rates are estimated to be 19% to 21% which includes changes to the Alberta royalty rates commencing January 1, 2009
- Capital expenditures between $100 to $135 million with approximately 46% directed to further developing our Montney natural gas reserves and production at Glacier
- Other capital expenditures in 2009 will focus on key properties such as Martin Creek, Nevis, Sunset and Willesden Green where our previous drilling programs have been highly successful.

As a result of a much lower commodity price environment driven by global economic concerns, Advantage will be very disciplined and proactive to undertake actions as required to balance our capital, cash distribution and cash flows as we prepare for a challenging 2009. However, our capital expenditure priority will be to ensure the funding of further development in our Montney resource play at Glacier where the Fund sees significant reserves and production growth potential.

Adjusted Distribution Level

- As a result of continuing weakness in the commodity price environment, the Board of Directors has determined that the cash distribution level will be adjusted from the current $0.12 per unit per month to $0.08 per unit per month beginning with the December 2008 distribution.
- Advantage intends to preserve its financial strength and maintain flexibility to execute on internal opportunities including our significant Montney reserve play at Glacier and acquisition opportunities as they arise.   Accordingly, the Board of Directors will continue to monitor the level of cash distribution to ensure that the Fund's financial strength is maintained.
- The revised monthly distribution of $0.08 per unit will be payable on January 15, 2009 to Unitholders of record at the close of business on December 31, 2008. The ex-distribution date is December 29, 2008. The cash distribution is based on approximately 142.8 million Units outstanding.
- The CND$0.08 per Unit is equivalent to approximately US$0.07 per Unit if converted using a Canadian/US dollar exchange rate of 1.20. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Hedging Update

Additional commodity price hedging has been completed for 2009 and 2010 to reduce the volatility of our cash flows. In addition, the Board of Advantage has approved an increase in the maximum hedging period to 24 months from 18 months. The following table summarizes our current hedging position.

Hedging Summary

	Volume Hedged	% of net Production Hedged	Description of Derivative	Average Prices ($Cdn)	
Natural Gas (AECO - $Cdn)					
Q4 2008	64,767 mcf/d	65%	Fixed Price	7.64	/Mcf
Q1 2009	61,608 mcf/d	59%	Fixed Price	7.87	/Mcf
Q2 2009	56,869 mcf/d	52%	Fixed Price	8.17	/Mcf
Q3 2009	56,869 mcf/d	54%	Fixed Price	8.17	/Mcf
Q4 2009	56,869 mcf/d	57%	Fixed Price	8.17	/Mcf
Total 2009	**58,054 mcf/d**	**56%**		**8.09**	**/Mcf**
Q1 2010	42,652 mcf/d	43%	Fixed Price	7.79	/Mcf
Q2 2010	14,217 mcf/d	15%	Fixed Price	8.23	/Mcf
Total 2010	**14,217 mcf/d**	**15%**		**7.90**	**/Mcf**
Crude Oil (WTI - $Cdn)					
Q4 2008	4,500 bbls/d	49%	Fixed Price	94.39	/bbl
Q1 2009	3,167 bbls/d	36%	Fixed Price	95.84	/bbl
Q2 2009	2,000 bbls/d	23%	Costless Collar	62.00 - 76.00	/bbl
Q3 2009	2,000 bbls/d	24%	Costless Collar	62.00 - 76.00	/bbl
Q4 2009	2,000 bbls/d	25%	Costless Collar	62.00 - 76.00	/bbl
Total 2009	**2,292 bbls/d**	**27%**		**73.69 - 82.85**	**/bbl**

For further information please contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
700, 400 – 3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com


Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

References in this press release to initial test production rates, initial "flow" rates and "flush" production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Fund.

Barrels of oil equivalent (boe) or billion of cubic feet of gas equivalent (BcfGE) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and a BcfGE conversion ratio has been calculated using a conversion rate of 1 million barrels of oil to six billion cubic feet of gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.

The estimates of reserves and future net revenue for Advantage's Glacier property presented in the press release update estimates of reserves and future net revenue for Advantage's Glacier property presented in Advantage's Statement of Reserves Data and other Oil and Gas Information for the year ended December 31, 2007 prepared in accordance with National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (NI 51-101) as reported in Advantage's annual information form dated March 28, 2008, which is available on SEDAR at www.sedar.com. The estimates of reserves and future net revenue as presented in this press release are estimates only for Advantage's Glacier property and not for all of Estimates of net present value of future net revenue of reserves do not represent the fair market value of such reserves. Advantage's properties and therefore such estimates may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Sproule prepared the estimates of reserves and future net revenue for Advantage's Glacier property using Sproule's November 30, 2008 price forecast, which is available on Sproule's website at www.sproule.com.